Comfirming Copy: This document is a copy of the Schedule 13G filed on Februrary 18, 1997 pursuant to Rule 201 Temporary Hardship Exemption.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                             CALI REALTY CORPORATION
                        --------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                        --------------------------------
                         (Title of Class of Securities)

                                    12990910
                        --------------------------------
                                 (CUSIP Number)

                            ------------------------

                                    SCHEDULE 13G

CUSIP NO. 12990910
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSONS

   The Cali Group

   John J. Cali
   Angelo R. Cali
   Edward Leshowitz
   Brant B. Cali
   John R. Cali
   Christopher Cali
   TAR Investments L.P.
   Thomas A. Rizk
   Albert Spring
   James Nugent
   Rose Cali
   Edward Leshowitz, as Trustee for ARC 75 Trust John R
   Edward Leshowitz, as Trustee for ARC 75 Trust Joanne
   Edward Leshowitz, as Trustee for ARC 75 Trust Angela
   Edward Leshowitz, as Trustee for JJC 79 Trust
   Edward Leshowitz, as Trustee for ARC 79 Trust
   Roger W. Thomas
   Barry Lefkowitz
   Jonna Cali
   Philip Cali
   Jed Leshowitz
   Susan Sandson

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |X|
                                                                     (b) |_|

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
--------------------------------------------------------------------------------

NUMBER OF        5.  SOLE VOTING POWER                                       0
SHARES
                 ---------------------------------------------------------------

BENEFICIALLY     6.  SHARED VOTING POWER                             3,123,362
OWNED BY         -------------------------------------------------------------
EACH             7.  SOLE DISPOSITIVE POWER                                  0
REPORTING        -------------------------------------------------------------
PERSON WITH      8.  SHARED DISPOSITIVE POWER                        3,123,362
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,123,362
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN  |_|
    ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  7.92%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

  OO
--------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

               Cali Realty Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

               11 Commerce Drive, Cranford, New Jersey 07016

Item 2(a). Name of Person Filing:

               The Cali Group

Item 2(b). Address of Principal Business Office:

               11 Commerce Drive, Cranford, New Jersey 07016

Item 2(c). Citizenship:

               Each member of The Cali Group, except for TAR Investments L.P., is a citizen of the United States. TAR Investments L.P. is a Delaware limited partnership.

Item 2(d). Title of Class of Securities:

               Common Stock

Item 2(e). CUSIP Number:

               12990910

Item 3. Type of Reporting Person:

               This statement is filed pursuant to Rule 13d-1(c).

Item 4. Ownership as of December 31, 1996:

         (a)     Amount beneficially owned:

                 3,123,362

         (b)     Percent of class:

                 7.92

         (c)     Number of shares to which such person has:

                  (i) sole power to vote or direct vote:

                 (ii) shared power to vote or direct vote:

                     3,123,362

                (iii) sole power to dispose or to direct the disposition of:

                     0

                 (iv) shared power to dispose or direct the disposition of:

                     3,123,362

Item 5. Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8. Identification and Classification of Members of the Group.

               See Exhibit A attached hereto.

Item 9. Notice of Dissolution of Group.

               Not applicable.

Item 10. Certification.

               Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 1997               /s/ John J. Cali
                                       ----------------------------------------
                                       John J. Cali
                                       Chairman of the Board

Dated: February 14, 1997               /s/ Thomas A. Rizk
                                       ----------------------------------------
                                       Thomas A. Rizk
                                       President, Chief Executive Officer
                                        and Director

Dated: February 14, 1997               /s/ John R. Cali
                                       ----------------------------------------
                                       John R. Cali
                                       Chief Administrative Officer

Dated: February 14, 1997               /s/ Brant B. Cali
                                       ----------------------------------------
                                       Brant B. Cali
                                       Chief Operating Officer and Secretary

Dated: February 14, 1997               /s/ James Nugent
                                       ----------------------------------------
                                       James Nugent
                                       Vice President - Leasing

Dated: February 14, 1997               /s/ Albert Spring
                                       ----------------------------------------
                                       Albert Spring
                                       Vice President - Operations

Dated: February 14, 1997               /s/ Roger W. Thomas
                                       ----------------------------------------
                                       Roger W. Thomas
                                       Vice President, General Counsel
                                        and Assistant Secretary

Dated: February 14, 1997               /s/ Barry Lefkowitz
                                       ----------------------------------------
                                       Barry Lefkowitz
                                       Chief Financial Officer
                                       and Vice President - Finance

Dated: February 14, 1997               /s/ Angelo R. Cali
                                       ----------------------------------------
                                       Angelo R. Cali
                                       Director

Dated: February 14, 1997               /s/ Edward Leshowitz
                                       ----------------------------------------
                                       Edward Leshowitz
                                       Director

Dated: February 14, 1997               /s/ Christopher Cali
                                       ----------------------------------------
                                       Christopher Cali

Dated: February 14, 1997               /s/ Jonna Cali
                                       ----------------------------------------
                                       Jonna Cali

Dated: February 14, 1997               /s/ Philip Cali
                                       ----------------------------------------
                                       Philip Cali

Dated: February 14, 1997               /s/ Rose Cali
                                       ----------------------------------------
                                       Rose Cali

Dated: February 14, 1997               /s/ Edward Leshowitz
                                       ----------------------------------------
                                       Edward Leshowitz, as trustee for
                                       ARC 75 Trust John R

Dated: February 14, 1997               /s/ Edward Leshowitz
                                       ----------------------------------------
                                       Edward Leshowitz, as trustee for
                                       ARC 75 Trust Joanne

Dated: February 14, 1997               /s/ Edward Leshowitz
                                       ----------------------------------------
                                       Edward Leshowitz, as trustee for
                                       ARC 75 Trust Angela

Dated: February 14, 1997               /s/ Edward Leshowitz
                                       ----------------------------------------
                                       Edward Leshowitz, as trustee for
                                       JJC 79 Trust

Dated: February 14, 1997               /s/ Edward Leshowitz
                                       ----------------------------------------
                                       Edward Leshowitz, as trustee for
                                       ARC 79 Trust

Dated: February 14, 1997               /s/ Jed Leshowitz
                                       ----------------------------------------
                                       Jed Leshowitz

Dated: February 14, 1997               /s/ Susan Sandson
                                       ----------------------------------------
                                       Susan Sandson

Dated: February 14, 1997               /s/
                                       ----------------------------------------
                                       TAR Investments L.P.

                                       By: TAR Realty Corp.
                                             General Partner

                                       By: /s/ Thomas A. Rizk
                                          -------------------------------------
                                             Thomas A. Rizk, President